

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 23, 2008

Via U.S. Mail and Facsimile (760) 400-3026

Dempsey Mork
Chief Executive Officer
China Holdings, Inc.
78365 Highway 111, Suite 382
La Quinta, CA 92253

Re: China Holdings, Inc.
Form 10-K/A2 for Fiscal Year Ended December 31, 2007
Filed September 23, 2008
Forms 10-Q for the periods ended June 30, 2008 and September 30, 2008
Response Letter dated September 19, 2008
File No. 000-25997

Dear Mr. Mork:

We have reviewed your response letter dated September 19, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to the Form 10-K for Fiscal Year Ended December 31, 2007, filed September 23, 2008

Cover Page

1. Please revise to clarify the fiscal year for which this report is filed, e.g., "for the fiscal year ended December 31, 2007" instead of "for the period ended December 31, 2007."

Item 9A Controls and Procedures, page 6

2. We have reviewed your response to prior comment two. As requested in our previous letter, please revise to provide a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-K.

Forms 10-Q for the periods ended June 30, 2008 and September 30, 2008

3. Revise all subsequently-filed Exchange Act filings to comply with the above comments as applicable.

Exhibits 31.1 and 31.2 – Section 302 Certification

4. Please revise the Section 302 certifications to add "internal controls over financial reporting" to the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

   As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services